AZUL S.A.
Publicly-Held Company
CNPJ/MF No. 09.305.994/0001-29
NIRE 35.300.361.130

NOTICE TO SHAREHOLDERS

Results of the Exercise of Preemptive Rights and Partial Ratification of the Capital Increase

Azul S.A. ("Azul" or "Company"), in addition to the Notice to Shareholders disclosed on February 20, 2025, ("Notice to Shareholders"), hereby informs its shareholders and the market in general that, on March 27, 2025, the period for the exercise of preemptive rights ("Preemptive Rights") for the subscription of new common shares and new preferred shares issued by the Company ("New Common Shares", "New Preferred Shares" and, together, "New Shares") in the context of the capital increase approved by the Company's Board of Directors at a meeting held on February 20, 2025, subject to the approval of the change in the limit of the authorized capital, which was approved by the shareholders at the Extraordinary General Meeting held on February 25, 2025 ("EGM" and "Capital Increase", respectively).

During the period for the exercise of Preemptive Rights, 1,200,000,063 (one billion, two hundred million and sixty-three) New Common Shares and 152,924 (one hundred and fifty-two thousand, nine hundred and twenty-four) New Preferred Shares, at a price of BRL 0.06 for each New Common Share and BRL 4.50 for each New Preferred Share, were subscribed, representing a total of BRL 72,688,161.78 (seventy-two million, six hundred and eighty-eight thousand, one hundred and sixty-one reais and seventy-eight cents). Considering that the minimum subscription was reached, the Board of Directors resolved, on this date, not to open a period for the subscription of unsubscribed shares and to partially ratify the Capital Increase.

As mentioned in the Notice to Shareholders, shareholders were given the option of paying up the New Shares in installments. The subscribing shareholders who chose to pay up the New Shares in installments paid up at least 10% (ten percent) of the amount subscribed at the time of subscription, and the excess amount must be paid in within 6 (six) months, according to capital calls to be disclosed by the Company, with a period of no less than 30 (thirty) days, in accordance with article 106 of Law no. 6,404, of December 15, 1976 ("Brazilian Corporations Law").

Therefore, considering the total amount subscribed by the Company's shareholders in the aforementioned Capital Increase, the total amount paid up by the shareholders in the act of subscription was BRL 7,888,158.38 (seven million, eight hundred and eighty-eight thousand,

one hundred and fifty-eight reais and thirty-eight cents), with the amount of BRL 64,800,003.40 (sixty-four million, eight hundred thousand and three reais and forty cents) subject to the pay-up in installments.

As a result of the partial ratification of the Capital Increase, the Company's share capital is now BRL 5,470,417,724.92 (five billion, four hundred and seventy million, four hundred and seventeen thousand, seven hundred and twenty-four reais and ninety-two cents), represented by 2,128,965,121 (two billion, one hundred and twenty-eight million, nine hundred and sixty-five thousand, one hundred and twenty-one) common shares and 431,949,904 (four hundred and thirty-one million, nine hundred and forty-nine thousand, nine hundred and four) preferred shares, all nominative and without par value.

The New Shares issued in the context of the Capital Increase will be entitled in full to all benefits, including dividends, interest on equity, bonuses and any capital remuneration that may be declared by the Company as of this date. The New Shares will begin trading on B3 S.A. - Brasil, Bolsa, Balcão ("B3") on April 10, 2025, inclusive.

The New Shares effectively subscribed and paid up, under the terms of the Notice to Shareholders, shall be visible in the statements of their respective subscribers as of the 3rd (third) business day from this date.

Considering that there were no subscribers who made conditional subscriptions and payments in the context of the Capital Increase, there are no requests to cancel and no refund of amounts to subscribers.

Other information about the Capital Increase can be found on the Company's Investor Relations websites (www.ri.voeazul.com.br), the Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

Barueri, April 9, 2025.

Alexandre Wagner Malfitani
Finance Vice President Officer and Investor Relations Officer